UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NETWORK-1 SECURITY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64121N109

(CUSIP Number)

Looking Glass LLC

60 Arch Street, 2nd Floor

Greenwich, CT 06830

Attention: James B. Healy

Telephone: (203) 302-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Looking Glass LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.52% of Common Stock
14	TYPE OF REPORTING PERSON CO

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Plainfield Specialty Holdings I Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.52% of Common Stock
14	TYPE OF REPORTING PERSON CP

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Plainfield Special Situations Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.52% of Common Stock
14	TYPE OF REPORTING PERSON CO

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 2.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Max Holmes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.52% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Network-1 Security Solutions, Inc., a Delaware corporation (the “Issuer”), which has its principal office at 445 Park Avenue, Suite 1020, New York, NY 10022.

Item 2.	Identity and Background

(a)-(c); (f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Looking Glass LLC, a Texas limited liability company (“Looking Glass”); (ii) Plainfield Specialty Holdings I Inc., a Delaware corporation (“PSH I”); (iii) Plainfield Special Situations Master Fund Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Master Fund”); and (iv) Max Holmes, an individual. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act.

The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is incorporated herein by reference to Exhibit 1 hereto.

Set forth below is certain information relating to each of the Reporting Persons:

(1) Looking Glass LLC

Looking Glass is a Texas limited liability company. The principal activity of Looking Glass is to hold investments in the Issuer. The principal business address of Looking Glass is 60 Arch Street, 2nd Floor, Greenwich, CT 06830. The sole member of Looking Glass is PSH I.

(2) Plainfield Specialty Holdings I Inc.

PSH I is a Delaware corporation. The principal activity of PSH I is to hold investments in a variety of securities and financial instruments. The principal business address of PSH I is 60 Arch Street, 2nd Floor, Greenwich, CT 06830. The sole shareholder of PSH I is Master Fund.

(3) Plainfield Special Situations Master Fund Limited

Master Fund is an exempted company incorporated in the Cayman Island with limited liability. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands. The Manager of Master Fund is Max Holmes.

(4) Max Holmes

Max Holmes is a citizen of the United States of America. The principal occupation of Max Holmes is serving as the manager of Master Fund. The business address of Max Holmes is 60 Arch Street, 2nd Floor, Greenwich, CT 06830. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Looking Glass, PSH I or Master Fund.

(d); (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Asset Purchase Agreement, dated as of May 21, 2013 (the “Purchase Agreement”), by and between the Looking Glass (formerly known as Mirror Worlds, LLC) and Issuer, Looking Glass sold substantially all of its assets to the Issuer in exchange for (i) $3,000,000 in cash, (ii) a warrant to purchase 875,000 shares of Common Stock of the Issuer at an exercise price of $1.40 per share (“Warrant 1”) and (iii) a warrant to purchase 875,000 shares of Common Stock of the Issuer at an exercise price of $2.10 per share (together with Warrant 1, the “Warrants”).

The foregoing description of the Purchase Agreement and the transaction contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Purchase Agreement, which is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on May 28, 2013 and incorporated in its entirety by reference into this Item 3.

Item 4.	Purpose of Transaction

The Warrants were acquired by Looking Glass for investment purposes in exchange for substantially all assets of Looking Glass.

The Reporting Persons acquired beneficial ownership of the Warrants of the Issuer for investment purposes only. The Reporting Persons intend to monitor the Issuer’s business, trading performance, operating results, financial position and prospects and may modify their plans in the future. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances.

Other than as set forth in this Item 4, the Reporting Persons have no plans or proposals with respect to the Issuer or any securities of the Issuer which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a); (b) Looking Glass directly and beneficially owns each of the Warrants which, in the aggregate, are exercisable for 1,750,000 shares of Common Stock of the Issuer, representing approximately 6.52% of the outstanding Common Stock based on 25,086,295 shares of outstanding Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2013 (and assuming the exercise of the Warrants). Looking Glass has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock upon exercise of the Warrants.

PSH I is the sole member of Looking Glass and therefore may be deemed to have beneficial ownership of, and the power to vote and dispose of, the shares of Common Stock beneficially owned by Looking Glass. Master Fund is the sole shareholder of PSH I and therefore may be deemed to have beneficial ownership of, and the power to vote and dispose of, the shares of Common Stock beneficially owned by Looking Glass, a wholly owned subsidiary of PSH I. Max Holmes is the manager of Master Fund and, by virtue of his position as the manager of Master Fund, may also be deemed to beneficially own, and have the power to vote and dispose of, such shares of Common Stock.

(c) Other than as described in Item 3 and Item 4 above, the Reporting Persons have not effected any transaction in the shares of Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 for a description of the Purchase Agreement.

In connection with the Purchase Agreement and the issuance of the Warrants, Looking Glass and the Issuer entered into that certain Registration Rights Agreement, dated as of May 21, 2013 (the “Registration Rights Agreement”), which Registration Rights Agreement is attached as Exhibit 5 to the Purchase Agreement. Pursuant to the Registration Rights Agreement, the Issuer agreed prepare and file with the SEC, on or before August 18, 2013, a registration statement covering the resale of any and all shares of Common Stock to be issued to the holder of the Warrants upon the exercise of the Warrants.

In accordance with the terms of the Purchase Agreement, Looking Glass, the Issuer and The Bank of New York Mellon, as escrow agent (the “Escrow Agent”), entered into that certain Escrow Agreement, dated as of May 21, 2013 (the “Escrow Agreement”), which Escrow Agreement is attached as Exhibit 4 to the Purchase Agreement. Pursuant to the terms of the Escrow Agreement, Looking Glass and the Issuer agreed that the Warrants would be deposited and held in escrow in order to provide security to the Issuer with respect to the satisfaction of any indemnification claims by the Issuer against Looking Glass pursuant to the Purchase Agreement. The Warrants, any shares of Common Stock of the Issuer received by Looking Glass upon exercise of the Warrants, and any proceeds from the sale of the Warrants or the sale of any shares of Common Stock of the Issuer received by Looking Glass after exercise of the Warrants (the “Escrow Deposit”) shall remain in escrow with the Escrow Agent until December 31, 2013 or, if on December 31, 2013 there are claims by the Issuer against the Escrow Deposit, until the resolution of such claims.

The foregoing description of the Registration Rights Agreement, the Escrow Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement and the Escrow Agreement, respectively, which are attached as exhibits to the Purchase Agreement. The Purchase Agreement is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 28, 2013 and incorporated in its entirety by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated May 24, 2013, by and among Looking Glass, PSH I, Master Fund and Max Holmes.

Exhibit 2: Asset Purchase Agreement, dated May 21, 2013 by and between Looking Glass and the Issuer which is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 28, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement (other than Looking Glass) expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated: May 31, 2013

LOOKING GLASS LLC

By:	/s/ Max Holmes
Max Holmes
President

PLAINFIELD SPECIALTY HOLDINGS I INC.

By:	/s/ Max Holmes
Max Holmes
President

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ Max Holmes
Max Holmes
Authorized Individual

MAX HOLMES

By:	/s/ Max Holmes
Max Holmes